ALZAMEND NEURO, INC.

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

May 25, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Abby Adams and Tim Buchmiller,

Office of Life Sciences
Division of Corporation Finance

Re:         Alzamend Neuro, Inc.

Registration Statement on Form S-1

Filed May 10, 2021

File No. 333-255955

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”), for the registration of $12,500,000 of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Amendment responds to the comments received from the staff of the SEC in its comment letter, dated May 19, 2021, with respect to the Company’s Registration Statement on Form S-1 filed by the Company on May 10, 2021, as discussed below.

Courtesy copies of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Abby Adams and Tim Buchmiller) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Registration Statement on Form S-1, Filed May 10, 2021

Prospectus Summary, page 1

Comment 1. We note your revisions in response to comment 3. As requested by that comment, where you discuss the potential for breakthrough therapy designation, please expand your disclosure to explain that this designation, if received, does not increase the likelihood that your product candidate would receive approval.

Response: As requested by the staff, the Company has expanded its disclosure to explain that the potential for breakthrough therapy designation, if received, does not increase the likelihood that the Company’s product candidate would receive FDA approval. This additional language appears on pages 2, 6, 7, 23-24, 63, 64, 67 and 69.

Comment 2. We note your response to comment 4; however, the basis for a conclusion that your proposed test parameters were reasonable to support human clinical trials is not clear in light of the entire response to the question you cite in your response. If your proposed test parameters would not be approved until after the FDA has completed their final review of your IND application for AL001, please make that clear and otherwise revise your disclosure as appropriate.

Response: In response to the staff’s comment, the Company has revised the language relating to the proposed test parameters. As revised, pages 2 and 63 provide as follows:

“Following Phase III clinical trials in humans, we intend to seek approval to commercialize AL001 via a New Drug Application (“NDA”). As one of the initial steps of the NDA process, we submitted a Pre-Investigational New Drug (“PIND”) briefing package to the U.S. Food and Drug Administration (“FDA”) in July 2019 that argued against the need for any further preclinical safety studies. In the FDA's response to our PIND package, the FDA asked us to provide a scientific bridge to a listed drug to support the adequacy of the nonclinical program. According to the FDA, the adequacy of the nonclinical data will be a matter for review. If the adequacy of the nonclinical data is not sufficient for the FDA, we will then be required to conduct a clinical pharmacokinetics animal study (an expected six week study) of AL001 to be considered for FDA approval. Pursuant to the FDA response letter, we believe the proposed test parameters for AL001, which reference exposure-based criteria for the “reference product” or lithium carbonate, appear reasonable to support a Phase I study, thereby providing a basis for us to submit an Investigational New Drug (“IND”) application to the FDA for review, allowing us to conduct human clinical trials if the FDA allows the IND to go into effect. However, the adequacy of the analytical procedures and acceptance criteria in the IND will be a matter for FDA review and approval. We have begun the process of finalizing the IND application and, while we have no control over the length of the FDA review and approval process, we currently expect to submit by June 30, 2021, the IND for FDA approval to begin a Phase I clinical trial   with human subjects. Additionally, the FDA may request additional information and/or changes to our IND application post submission.”

Comment 3. We note your response to comment 6 and the revised disclosure on pages 2 and 58. Clarify why you determined to add more "efficacy studies" at the preclinical stage and whether any adverse results led to this development. Also, since findings of safety and efficacy are solely within the authority of the FDA and are assessed throughout all clinical trial phases, please revise to remove any statements that suggest the efficacy of your product candidates.

Response: In response to this comment, the Company notes for the staff that no adverse results led to the addition of more “efficacy studies.” The brief pause between the initial toxicologic evaluation, histopathology study and brain beta amyloid analysis and the later immunoglobulin analysis and biodistribution study was due to lack of funds in late 2020 and early 2021. All of the studies had been initially planned. To clarify this point, the Company has indicated on pages 3 and 64 that the later studies were conducted following additional funding. Further, the Company has removed the term “efficacy” so as not to suggest an FDA conclusion on pages 2, 63 and 67.

Certain Relationships and Related Party Transactions, page 88

Comment 4. Please file the agreements containing the arrangements described in the first paragraph added to page 90 as exhibits to your registration statement.

Response: As requested by the staff, the Board Letter Agreement, dated May 6, 2021, between the Company and Milton C. Ault III is being filed as Exhibit 10.17 with the Amendment.

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The Amendment reflects the estimated offering size and assumed offering price for the shares of common stock to be offered in the Company’s initial public offering. The Company and the underwriters intend to circulate the preliminary prospectus included in the Amendment beginning during the week of June 1, and expect to price the offering during the week of June 7, 2021. The Company respectfully requests the staff to convey any additional comments they may have on the Registration Statement by Friday, May 28, 2021.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Henry C.W. Nisser, the Executive Vice President and General Counsel of the Company (tel.: (646) 650-5044), or to the undersigned (tel.: (949) 774-2661).

Very truly yours,

/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer

cc:	Henry C.W. Nisser, Esq.
Spencer G. Feldman, Esq.